UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

OPENTABLE, INC.

(Name of Subject Company)

OPENTABLE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68372A104

(CUSIP Number of Class of Securities)

Matthew J. Roberts

President and Chief Executive Officer

OpenTable, Inc.

One Montgomery Street, 7th Floor

San Francisco, California 94104

(415) 344-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick A. Pohlen

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of OpenTable, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Rhombus, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of The Priceline Group Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $103.00 per Share, net to the seller thereof in cash, without interest (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which together with the Offer to Purchase, constitute the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Acquisition Sub with the SEC on June 25, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.         Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following heading and paragraphs immediately preceding the heading “Cautionary Note Regarding Forward-Looking Statements.”:

“Completion of the Offer.

At 12:00 Midnight, New York City time, on July 24, 2014 (one minute after 11:59 p.m., New York City time, on July 23, 2014), the Offer expired as scheduled and was not extended. Acquisition Sub and Parent have been advised by Computershare Trust Company, N.A., the depositary for the Offer, that, as of the expiration of the Offer, an aggregate of 16,080,069 Shares had been validly tendered pursuant to the Offer and not validly withdrawn, representing approximately 61.56% of the Shares then outstanding on a fully diluted basis. In addition, Notices of Guaranteed Delivery have been delivered with respect to 2,076,460 Shares, representing approximately 7.95% of the Shares then outstanding on a fully diluted basis.

The number of Shares tendered pursuant to the Offer satisfies the minimum condition set forth in the Merger Agreement. All conditions to the Offer having been satisfied, Acquisition Sub has accepted for payment, and expects to promptly pay for, all Shares validly tendered pursuant to the Offer and not validly withdrawn.

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, the Company, Acquisition Sub and Parent intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Company and Shares owned by Parent, Acquisition Sub or any wholly owned subsidiary of the Company or of Parent, which in each case will be canceled with no payment or distribution being made with respect thereto and (ii) Shares owned by stockholders who are entitled to and who properly exercised appraisal rights under Section 262 of the DGCL in connection with the Merger) will be canceled and automatically converted into the right to receive the Offer Price, without interest and subject to any required withholding taxes. Following the Merger, the Shares will cease to trade on the NASDAQ Global Select Market.”

On July 24, 2014, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(15) hereto and is incorporated herein by reference.

Item 9.         Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(15)	Press release issued by Parent on July 24, 2014 (incorporated by reference to Exhibit (a)(5)(xi) to Amendment No. 5 to the Schedule TO filed with the SEC on July 24, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OpenTable, Inc.

	By:	/s/ John Orta
Name: John Orta
Title: Senior Vice President and General Counsel

Dated: July 24, 2014